 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020
Commission File Number: 1-34129b

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. –

ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s Name into English)

Rua da Quitanda, 196 – 24th floor,

Centro, CEP 20091-005,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No ☒

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS ("Eletrobras")

Announces Cash Tender Offer for Any and All of the Outstanding

U.S.$1,750,000,000 5.750% Notes due 2021 Issued by Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS — Rio de Janeiro, Brazil — January 22, 2020. Eletrobras (the "Purchaser") today announced that it is commencing a tender offer to purchase for cash (the "Offer") any and all of the outstanding U.S.$1,750,000,000 5.750% Notes due 2021 issued by Eletrobras (the "Notes").

The Offer will expire at 8:30 a.m., New York City time, on January 30, 2020, unless extended, re-opened, withdrawn or terminated by the Purchaser (the "Expiration Deadline"). Holders of Notes (each, a “Holder”) will be permitted to withdraw validly tendered Notes at any time prior to 8:30 a.m., New York City time, on January 30, 2020, but not thereafter, unless extended by the Purchaser in its sole discretion or as otherwise required by applicable law.

The terms and conditions of the Offer are described in the tender offer memorandum, dated January 22, 2020 (the "Tender Offer Memorandum"), and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Tender Offer Memorandum, the “Offer Documents”). The following table sets forth certain information relating to the payment terms of the Offer:

CUSIP No.	ISIN No.	Outstanding Principal Amount of Notes	Description of Notes	Tender Offer Consideration*
P22854AG1 / 15234QAL2	USP22854AG14 / US15234QAL23	U.S.$1,750,000,000	5.750% Notes due 2021	U.S.$1,060.00

*       Per U.S.$1,000 principal amount of Notes, not including accrued and unpaid interest, if any, on the Notes accepted for purchase from (and including) the interest payment date for the Notes immediately preceding the Tender Offer Settlement Date (as defined in the Tender Offer Memorandum) to (but excluding) the Tender Offer Settlement Date, which will be paid in addition to the Tender Offer Consideration.

 Upon the terms and subject to the conditions set forth in the Offer Documents, Holders who (i) validly tender and do not validly withdraw their Notes at or prior to the Expiration Deadline or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and all of the other required documents at or prior to the Expiration Deadline and deliver their Notes prior to the Guaranteed Delivery Deadline, which is currently expected to be February 3, 2020, and whose Notes are accepted for purchase pursuant to the Offer will be eligible to receive on the Tender Offer Settlement Date or the Guaranted Delivery Settlement Date (as defined in the Tender Offer Memorandum), as applicable, the Tender Offer Consideration.  In addition, Holders whose Notes are accepted for purchase pursuant to the Offer will receive accrued and unpaid interest in respect of their purchased Notes from, and including, the interest payment date for the Notes immediately preceding the Tender Offer Settlement Date to, but excluding, the Tender Offer Settlement Date.  For the avoidance of doubt, accrued and unpaid interest on the Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Tender Offer Memorandum) will cease to accrue on the Tender Offer Settlement Date.

 On January 22, 2020, Eletrobras, announced its intention to issue a series of new notes (the “New Notes”) in an international capital markets offering, the consummation of which is subject to market conditions (the “New Financing Transaction”). The New Financing Transaction will be made in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended. The Offer is conditioned on Eletrobras being satisfied that it has received an amount by way of proceeds of the issue of New Notes which is sufficient, as determined by Eletrobras in its sole discretion, in order to enable Eletrobras to finance, in whole or in part, the payment by it of the Tender Offer Consideration and the Accrued Interest in respect of the Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offer (the “New Financing Condition”). The obligation of Eletrobras to purchase Notes in the Offer is also conditioned on the satisfaction or waiver of certain other conditions described in the Tender Offer Memorandum.

The purpose of the Offer, in conjunction with the proposed issuance of New Notes, is to proactively manage Eletrobras' overall debt redemptions and to extend the debt maturity profile of Eletrobras (subject to satisfaction of the New Financing Condition).

Holders may subscribe for New Notes in addition to tendering Notes for purchase pursuant to the Offer amd receive priority (the "New Issue Priority") in the allocation of the New Notes, subject to the issue of the New Notes and any such Holder making a separate application for the purchase of such New Notes to a manager of the issue of the New Notes in accordance with the standard new issue procedures of such manager. The aggregate principal amount of New Notes for which New Issue Priority will be given to such a Holder will be at the sole discretion of Eletrobras and may be less than, equal to or greater than the aggregate principal amount of Notes validly tendered (and not validly withdrawn) by such Holder pursuant to the Offer and accepted for purchase by Eletrobras.

In addition, subject to applicable law and as provided for in the Offer Documents, Eletrobras may, in its sole discretion, extend, re-open, withdraw or terminate the Offer and amend or waive any of the terms and conditions of the Offer at any time following the announcement of the Offer.  Eletrobras also reserves the right, in its sole discretion, not to accept for purchase any tenders of Notes for any reason.

A Holder wishing to participate in the Offer must submit, or arrange to have submitted on its behalf, not later than the Expiration Deadline and, in any event, before such earlier deadline as may be required to be met by any intermediary or DTC (as defined in the Tender Offer Memorandum), a valid Tender Instruction submitted in accordance with the requirements of such intermediary or DTC.

When considering whether to participate in the Offer, Holders should take into account that restrictions on the transfer of Notes by Holders will apply from the time of submission of any Tender Instruction to DTC.

Information Relating to the Offer

Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc. and Santander Investment Securities Inc. are acting as the Dealer Managers with respect to the Offer.  Investors with questions may contact Goldman Sachs & Co. LLC at +1 (212) 357-1452, Itau BBA USA Securities, Inc. at +1 (212) 710-6749 and Santander Investment Securities Inc. at +1 (212) 940-1442.

D.F. King & Co., Inc. has been appointed as Tender Agent. All questions to the Tender Agent should be directed to email: eletrobras@dfking.com or telephone: +1 (212) 269 5550 or toll-free at +1 (866) 406 2284.

Copies of the Offer Documents may be found for consultation at the Offer Website: www.dfking.com/eletrobras.

Neither the Tender Offer Memorandum nor any related document has been filed with or reviewed by the U.S. Securities and Exchange Commission, nor has any such document been filed with or reviewed by any federal or state securities commission or regulatory authority of any country.  No authority has passed upon the accuracy or adequacy of the Tender Offer Memorandum or any related document, and it is unlawful and may be a criminal offence to make any representation to the contrary.

This press release is not an offer to sell, or a solicitation of an offer to buy, any Notes or any New Notes.  The Offer is being made solely pursuant to the Offer Documents.  The Offer is not being made to, nor will the Purchaser accept tenders of Notes from, Holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky or other laws of such jurisdiction.

None of the Dealer Managers, the Tender Agent or Eletrobras makes any recommendation as to whether Holders should tender Notes pursuant to the Offer.

About the Purchaser

Eletrobras was established on June 11, 1962, pursuant to Law 3,890-A, dated April 25, 1961, as a mixed-capital company with limited liability and unlimited duration whose purpose is the promotion of construction and operation of generation plants, transmission lines and distribution of electric energy, as well as the conclusion of the acts of commerce resulting from these activities, such as the sale of electric energy, causing Eletrobras to contribute decisively to the expansion of the supply of electric energy and the development of Brazil.

Forward-Looking Statements

This press release contains certain "forward-looking" statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, the Purchaser's current beliefs, expectations and projections about future events and financial trends affecting the Purchaser's business. Any of such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond the control of the Purchaser. The occurrence of any such factors not currently expected by the Purchaser would significantly alter the results set forth in these statements.  The Purchaser expressly disclaims a duty to update any of the forward-looking statements.

Contact:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Rua da Quitanda 196

CEP 20091-005 Rio de Janeiro, RJ

Brazil
Tel.: + 55 (21) 2514-4637

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By: /s/ Elvira Baracuhy Cavalcanti Presta
Name: Elvira Baracuhy Cavalcanti Presta
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.